Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of September 30, 2016, and for the Three and Nine
Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of September 30, 2016, and for the nine and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2015, which appears in Medigus Ltd.’s Form 20-F filed with the Securities and Exchange Commission on March 30, 2016, and the other information contained in such Form 20-F.  Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Form 20-F filed with the Securities and Exchange Commission on March 30, 2016 under the heading ”Risk Factors.”

Revenues for the three months ended September 30, 2016, were USD 136 thousand, a decrease of USD 103 thousand, or 43%, compared to USD 239 thousand for the three months ended September 30, 2015. This decrease was primarily due to a USD 115 thousand decrease in imaging equipment revenues. Revenues for the nine months ended September 30, 2016, were USD 496 thousand, an increase of USD 97 thousand, or 24%, compared to USD 399 thousand for the nine months ended September 30, 2015. The increase was primarily due to development services provided to National Aeronautics and Space Administration (NASA).

Research and development expenses for the three months ended September 30, 2016, were USD 708 thousand, a decrease of USD 324 thousand, or 31%, compared to USD 1,032 thousand for the three months ended September 30, 2015. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Research and development expenses for the nine months ended September 30, 2016, were USD 3,021 thousand compared to USD 3,043 thousand for the nine months ended September 30, 2015.

Sales and marketing expenses for the three months ended September 30, 2016, were USD 349 thousand, a decrease of USD 367 thousand, or 51%, compares to USD 716 thousand for the three months ended September 30, 2015. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Sales and marketing expenses for the nine months ended September 30, 2016, were USD 1,845 thousand, a decrease of USD 98 thousand compared to USD 1,943 thousand for the nine months ended September 30, 2015.

General and administrative expenses for the three months ended September 30, 2016, were USD 993 thousand, an increase of USD 278 thousand, or 39%, compared to USD 715 thousand for the three months ended September 30, 2015. The increase resulted primarily from an increase in professional expenses in connection with an intellectual property litigation (for more information see note 7a to our financial statements). General and administrative expenses for the nine months ended September 30, 2016, were USD 3,016 thousand, an increase of USD 1,105 thousand, or 58%, compared to USD 1,911 thousand for the nine months ended September 30, 2015. The increase resulted primarily from an increase in professional expenses in connection with an intellectual property litigation.

Operating loss for the three months ended September 30, 2016, was USD 1,947 thousand, compared to USD 2,336 thousand in the three months ended September 30, 2015.  Operating loss for the nine months ended September 30, 2016, was USD 7,540 thousand, compared to USD 6,664 thousand in the nine months ended September 30, 2015. The increase in operating loss was due to all of the reasons described above.

The Company held USD 3.9 million in cash and cash equivalents as of September 30, 2016.

Net cash used in operating activities was USD 1.9 million for the three months ended September 30, 2016, compared to net cash used in operating activities of USD 2.0 million for the corresponding 2015 period. Net cash used in operating activities was USD 7.8 million for the nine months ended September 30, 2016, compared to net cash used in operating activities of USD 4.2 million for the corresponding 2015 period. The USD 3.6 million increase in net cash used in operating activities during the nine-month period in 2016, compared to the nine-month period in 2015 was primarily the result of a sales of tradeable securities (“financial assets at fair value through profit or loss”) of approximately USD 2.1 million in the first quarter of 2015 compared to no tradeable securities in the nine month period in 2016.

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar” or “USD”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates.